UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GLOBAL ARENA HOLDING, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

37951M102

(CUSIP Number)

GCA Ventures, LLC

420 Lexington Avenue, Suite 1718

New York, NY 10170

(212) 508-4762

c/o George C. Dolatly

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GCA VENTURES, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
	(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Daniel D. Rubino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
	(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
647,061
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
647,061
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 647,061
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.7%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) PELHAM DR LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
	(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
313,727
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
313,727
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 313,727
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.3%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) George C. Dolatly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
	(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
483,333
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
483,333
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 483,333
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.0%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Robert M. Pickus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
	(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
483,333
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
483,333
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 483,333
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.0%
14	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.	Security and Issuer.

This Statement relates to common stock, par value $0.001 per share (“Common Stock”), of Global Arena Holding, Inc., a Delaware corporation (“Global Arena”). Global Arena’s principal executive offices are located at 420 Lexington Avenue, 17th Floor, New York, NY 10170.

Item 2.	Identify and Background

The filing persons are GCA Ventures, LLC (“Ventures”), Daniel D. Rubino, PELHAM DR LLC (“Pelham”), George C. Dolatly and Robert M. Pickus (together, the “Reporting Persons”). The business address of each of the Reporting Persons is c/o Ventures at 420 Lexington Avenue, Suite 1718, New York, NY 10170. Mr. Rubino’s principal occupation is Chairman and Chief Executive Officer of GCA Capital Group, LLC (“GCA”). Mr. Dolatly’s principal occupation is Managing Director and General Counsel of GCA. Mr. Pickus’s principal occupation is Managing Director of GCA. GCA is a diversified financial services, business development and advisory firm. Each of Messrs. Rubino, Dolatly and Pickus is a United States citizen. Pelham is a New York limited liability company that is operated as an investment vehicle of Mr. Rubino. Mr. Rubino is the sole and managing member of Pelham. Ventures is a New York limited liability company that provides financial, advisory and management consulting services. GCA is the sole member of Ventures. Messrs. Rubino, Dolatly and Pickus are the members of GCA.

During the last five years, none of the Reporting Persons (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 30, 2013, (a) Pelham acquired 100,000 shares of Common Stock and 50,000 warrants to acquire shares of Common Stock at $0.50 per share for $25,000 in cash, (b) Mr. Dolatly acquired 100,000 shares of Common Stock and 50,000 warrants to acquire shares of Common Stock at $0.50 per share for $25,000 in cash, (c) Mr. Pickus acquired 100,000 shares of Common Stock and 50,000 warrants to acquire shares of Common Stock at $0.50 per share for $25,000 in cash, and (d) Pelham acquired 109,151 shares of Common Stock and 54,576 warrants to acquire shares of Common Stock at $0.50 per share, in exchange for cancellation of a promissory note representing a loan in the amount of $25,000 (plus interest) previously made by Pelham to Global Arena. These securities were acquired pursuant to a private placement conducted by Global Arena. The warrants acquired in this transaction expire after three years. The source of funds for these acquisitions was personal funds of the Reporting Persons.

On April 30, 2013, Messrs. Rubino, Dolatly and Pickus and Ventures entered into a Management Agreement (the “Management Agreement”) with Global Arena, pursuant to which Ventures agreed to provide financial and management consulting services to Global Arena. Concurrently with the execution of the Management Agreement, in consideration for the services to be performed, Global Arena issued (a) 333,334 warrants to acquire shares of Common Stock at $0.25 per share to Mr. Rubino, (b) 333,333 warrants to acquire shares of Common Stock at $0.25 per share to Mr. Dolatly, and (c) 333,333 warrants to acquire shares of Common Stock at $0.25 per share to Mr. Pickus. These warrants expire after seven years. The Management Agreement provides for the issuance to the Reporting Persons (or as otherwise directed by Ventures) of an aggregate of 750,000 additional warrants on the six-month anniversary of its execution and an aggregate of 750,000 additional warrants on the one-year anniversary of its execution.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock and warrants for investment purposes.

As discussed above under Item 3, pursuant to the Management Agreement, it is expected that the Reporting Persons will acquire additional warrants in consideration of financial and management consulting services to be performed for Global Arena. Also pursuant to the Management Agreement, the Reporting Persons have registration rights with respect to shares of Common Stock that they own and Ventures is entitled to designate up to two members to Global Arena’s Board of Directors so long as the Reporting Persons hold a certain number of shares of Common Stock. Ventures has not yet designated any directors, but may do so in the future in accordance with the Management Agreement.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. Each of the Reporting Persons may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of Global Arena or dispose of all or a portion of the securities of Global Arena.

Item 5.	Interest in Securities of the Issuer.

The Reporting Persons may be deemed to be members of a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Act”). As a group, the Reporting Persons collectively beneficially own 1,613,727 shares of Common Stock (409,151 of which are outstanding and 1,204,576 of which may be acquired within 60 days pursuant to outstanding warrants) representing 6.5% of the outstanding Common Stock. The Reporting Persons expressly disclaim beneficial ownership of shares of Common Stock beneficially owned by other Reporting Persons, except as set forth below.

Mr. Rubino beneficially owns, and has sole voting and dispositive power with respect to, 647,061 shares of Common Stock (209,151 of which are outstanding and 437,910 of which may be acquired within 60 days pursuant to outstanding warrants) representing 2.7% of the outstanding Common Stock. Of these shares, Pelham is the direct owner of 313,727 shares of Common Stock (209,151 of which are outstanding and 104,576 of which may be acquired within 60 days pursuant to outstanding warrants).

Mr. Dolatly beneficially owns, and has sole voting and dispositive power with respect to, 483,333 shares of Common Stock (100,000 of which are outstanding and 383,333 of which may be acquired within 60 days pursuant to outstanding warrants) representing 2.0% of the outstanding Common Stock.

Mr. Pickus beneficially owns, and has sole voting and dispositive power with respect to, 483,333 shares of Common Stock (100,000 of which are outstanding and 383,333 of which may be acquired within 60 days pursuant to outstanding warrants) representing 2.0% of the outstanding Common Stock.

Ventures does not beneficially own any shares of Common Stock.

The above percentages were calculated based on 23,448,938 shares of Common Stock outstanding as of April 30, 2013 and accounting for the shares of Common Stock that the applicable Reporting Person, or each of the Reporting Persons in the case of the “group” calculation, has the right to acquire within 60 days of the date hereof pursuant to outstanding warrants.

Except as otherwise set forth in this Statement, there have been no transactions by the Reporting Persons with respect to the Common Stock in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Messrs. Rubino, Dolatly and Pickus and Ventures are parties to the Management Agreement described above. Except as otherwise set forth in this Statement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between any Reporting Person and any other person with respect to the securities of Global Arena.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement signed by each Reporting Person dated as of May 10, 2013.

2	Management and Investor Rights Agreement dated as of April 30, 2013.

_____________________________________

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 10, 2013

GCA VENTURES, LLC

By:	/s/ George C. Dolatly
Name: George C. Dolatly Title: Chief Executive Officer

/s/ Daniel D. Rubino
DANIEL D. RUBINO

PELHAM DR LLC

By:	/s/ Daniel D. Rubino
Name: Daniel D. Rubino Title: Managing Member

/s/ George C. Dolatly
GEORGE C. DOLATLY

/s/ Robert M. Pickus
ROBERT M. PICKUS

INDEX TO EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement signed by each Reporting Person dated as of May 10, 2013.

2	Management and Investor Rights Agreement dated as of April 30, 2013.